UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37877
The Bank of N.T. Butterfield & Son Limited
(Translation of registrant’s name into English)

65 Front Street
Hamilton, HM 12 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

On July 15, 2019, The Bank of N.T. Butterfield & Son Limited (“Butterfield”), through its wholly owned subsidiary, Butterfield Bank (Guernsey) Limited (“Butterfield Guernsey”), a company incorporated in Guernsey, completed its previously announced acquisition of ABN AMRO (Channel Islands) Limited (“ABN AMRO Channel Islands”), the Channel Islands-based banking business of ABN AMRO Bank N.V., pursuant to the previously announced deed for the sale and purchase of the shares of ABN AMRO Channel Islands (the “Purchase Agreement”), dated April 25, 2019, by and among Butterfield Guernsey, ABN AMRO Bank N.V., a company incorporated in the Netherlands, and Butterfield, solely to guarantee the obligations of Butterfield Guernsey under the Purchase Agreement.

On July 15, 2019, Butterfield issued a press release announcing the completion of the transaction contemplated by the Purchase Agreement, which is furnished as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2019                    THE BANK OF N.T. BUTTERFIELD & SON LIMITED

By:    /s/ Shaun Morris
Name: Shaun Morris
Title:    General Counsel and Group Chief Legal Officer

EXHIBIT INDEX

Exhibit        Description

99.1        Press release - Butterfield Completes Acquisition of ABN AMRO (Channel Islands) Limited